Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades renews its Normal Course Issuer Bid

Kingsey Falls, Québec, March 15, 2018 – Cascades Inc. (TSX: CAS) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will commence on March 19, 2018 and will not continue beyond March 18, 2019. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 951,641 Common Shares which represents approximately 1% of the 95,164,119 issued and outstanding Common Shares as of March 9, 2018. Between March 17, 2017 and March 16, 2018, Cascades was authorized to acquire up to 946,066 Common Shares. Since March 17, 2017, Cascades purchased on the open market through the facilities of the Toronto Stock Exchange, 178,380 Common Shares at a volume weighted average price of $14.30.

The average daily trading volume of Cascades’ Common Shares was 224,129 on the Toronto Stock Exchange over the last six completed calendar months (the ADTV). Accordingly, Cascades is entitled to purchase up to 25% of the ADTV on any trading day being 56,032 Common Shares.

All purchases will be made through the facilities of the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs 11,000 employees, who work in more than 90 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Media: Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

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